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                    July 13, 2020

       Jonathan Cross
       President
       Capital Access Point III, Inc.
       c/o Shefford Advisors, LLC
       477 Madison Avenue, Sixth Floor
       New York, New York 10022

                                                        Re: Capital Access
Point III, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed February 25,
2020
                                                            File No. 000-56138

       Dear Mr. Cross:

              We issued comments on the above captioned filing on March 5, 2020. On June 18, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction